                                ---------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   --------
                                SCHEDULE 14D-1/A

                                Amendment No. 3

                               (Final Amendment)

              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and
                                 Schedule 13D
                  under the Securities Exchange Act of 1934

                 MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP
                           (Name of Subject Company)

                             MHP ACQUISITION CORP.
                           HOST MARRIOTT CORPORATION
                                   (Bidders)

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)
                                     None
                     (CUSIP Number of Class of Securities)

                                   ---------

Christopher J. Nassetta                          J. Warren Gorrell, Jr., Esq.
  MHP Acquisition Corp.                          Joseph G. Connolly Jr., Esq.
Host Marriott Corporation                           Hogan & Hartson L.L.P.
  10400 Fernwood Road                                555 13th Street, N.W.
  Bethesda, MD 20817                             Washington, D.C. 20004-1109
    (301) 380-9000                                      (202) 637-5600

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of Bidders)

                              ------------------

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 CUSIP No.    (NONE)                                        Page 2 of   Pages
           ------------

 1. NAMES OF REPORTING PERSONS;
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Host Marriott Corporation
        I.R.S. Identification No. 53-0085950
--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    [ ] (a)
    [ ] (b)
--------------------------------------------------------------------------------

 3. SEC USE ONLY

--------------------------------------------------------------------------------

 4. SOURCES OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------

 5.[_] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)

--------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        474.75 Units
--------------------------------------------------------------------------------

 8. [_] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        47.5%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

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

 CUSIP No. (NONE)                                              Page 3 of   Pages
           ------------

 1. NAMES OF REPORTING PERSONS;
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MHP Acquisition Corp.
      I.R.S. Identification No. 52-2002254
                               ------------
--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    [ ] (a)
    [ ] (b)
--------------------------------------------------------------------------------

 3. SEC USE ONLY

--------------------------------------------------------------------------------

 4. SOURCES OF FUNDS (SEE INSTRUCTIONS)

       OO

--------------------------------------------------------------------------------

 5.[_] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)

--------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       464.25 Units
--------------------------------------------------------------------------------

 8. [_] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        46.4%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

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


        This Amendment No. 3 is the Final Amendment to the Tender Offer Statement on Schedule 14D-1 relating to the offer by MHP Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned direct subsidiary of Host Marriott Corporation, a Delaware corporation (the "Parent"), to purchase 450 outstanding units of limited partnership interest (the "Units") in Marriott Hotel Properties Limited Partnership, a Delaware limited partnership (the "Partnership"), at a price of $80,000 per Unit, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal, as amended and supplemented by the First Amendment Letter and the Second Amendment Letter. Capitalized terms used in this Final Amendment and not otherwise defined herein shall have the meanings set forth in the Offer to Purchase, as amended and related Letter of Transmittal. This Final Amendment also serves as the initial filing of Schedule 13D under the Exchange Act for the Purchaser and Parent.

        The Offer to Purchase expired on January 14, 1997 at 6:00 P.M. New York City time. At the expiration of the Offer, 464.25 Units (representing approximately 46.4% of the outstanding Units) had been tendered pursuant to the Offer. The Purchaser has notified the Depository that it has accepted for payment all 464.25 Units tendered. As a result of the acceptance for payment of the 464.25 Units, Parent will beneficially own a total of 474.75 Units representing 47.5% of the outstanding Units.

Item 6.  Interest in Securities of the Subject Company

             Items 6(a) and (b) are hereby amended as follows:


             The Purchaser has notified the Depositary that it has accepted for payment all 464.25 Units tendered pursuant to the Offer (representing approximately 46.4% of the outstanding Units). As a result of the acceptance for payment of the 464.25 Units, Parent will beneficially own a total of 474.75 Units, representing approximately 47.5% of the outstanding Units.

Item 11. Material to be Filed as Exhibits
         --------------------------------
 (a)(1)    Offer to Purchase, dated November 19, 1996*

 (a)(2)    Letter of Transmittal*

 (a)(3)    Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9*

 (a)(4)    Form of Letter from General Partner to Unitholders with attached
            Question and Answer Brochure*

 (a)(4)(i) Form of Supplemental Question and Answer Brochure *

 (a)(5)    First Amendment Letter *

 (a)(5)(i) Second Amendment Letter *

 (a)(6)    Press Release dated December 23, 1996 *

 (a)(7)    Press Release dated January 15, 1997

 (b)-(f)   Not applicable

--------------
*  Previously Filed




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


                                  SIGNATURES

        After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                     MHP ACQUISITION CORP.



Dated: January 15, 1997              By: /s/ Christopher J. Nassetta
      --------------------               ----------------------------
                                     Name: Christopher J. Nassetta
                                     Title: President



                                     HOST MARRIOTT CORPORATION



Dated: January 15, 1997              By: /s/ Christopher J. Nassetta
      ------------------                   ----------------------------
                                     Name: Christopher J. Nassetta
                                     Title: Executive Vice President


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